SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For July 28, 2003

THE BANK OF BERMUDA LIMITED
(Translation of registrant’s name into English)

6 Front Street
Hamilton HM 11
Hamilton HM DX, Bermuda
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F:

                 Form 20-F  X      Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes         No  X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THE BANK OF BERMUDA LIMITED

                     On July 28, 2003, The Bank of Bermuda Limited announced that its Global Fund Services division signed a joint venture agreement with South African-based Investment Data Services. The press release with respect to this matter is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

Exhibit Index
99.1	Press Release, dated July 28, 2003.

SIGNATURES

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF BERMUDA LIMITED
By:	/s/ Alison J. Satasi

	Name: Title:	Alison J. Satasi Head of Investor Relations

Date:   July 28, 2003